March 22, 2007

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention: Mr. Rufus Decker, Accounting Branch Chief
            Mr. Scott Watkinson, Staff Accountant

Re: Form 10-K for Fiscal Year Ended June 24, 2006
Form 10-Q for Quarter Ended September 23 and December 23, 2006
File No. 1-367

Dear Mr. Decker and Mr. Watkinson:

We have reviewed your comment letter dated March 12, 2007 and have provided detailed responses keyed to your letter. We will address staff comments in future filings where applicable.

1.	Comment:
Net Income (Loss) per Share, page 10
We have reviewed your responses to comments four and five. Please provide us with your proposed revised disclosure.

Response:
The Company notes the comment. The Company has rewritten the Net Income (Loss) per share section of the Results of Operations 2006 versus 2005 and 2005 versus 2004 as follows:

Net Income (Loss) per share for purposes of better understanding, the results from the Company’s manufacturing and distribution operations, management review results excluding certain items.

	2006		2005
	$000	Per shr	$000	Per shr
Net income (loss) as reported	$(3,782)	$(0.57)	$4,029	$0.61
Remove certain items:
Tru-Stone purchase accounting - inventory charge	206	0.03
Evans retention bonuses	60	0.01
Evans shutdown reserves	470	0.07
Sale of Elmhurst, IL facility			(1,047)	(0.16)
Sale of CMM division assets			(453)	(0.07)
Sale of Skipton plant			(662)	(0.10)

Net income (loss) excluding certain items (non-GAAP)	$(3,046)	$(0.46)	$1,867	$0.28

The above table is designed to provide the reader a better understanding of certain items which are not necessarily part of the Company’s core business. It should be noted that the Net Income (Loss) excluding certain items (non-GAAP) amount is not intended to be in accordance with generally accepted accounting principles.

Management believes it is useful to exclude the items in the above table because these items represent charges and income that disappear in the near-term finite period. The Company is in a period of transition as it seeks to achieve and maintain consistent profitability. Although the impact of these items is immediate, both from a GAAP basis and cash flow basis, management considers them to be specific longer term investments the Company is making to achieve this consistent profitability.

Management acknowledges that there are material limitations using such non-GAAP measures. The most significant of these limitations compared to the GAAP measure is that the non-GAAP measure does not include all charges or gains recognized for the period. However, management compensates for such limitations by fully evaluating the Company’s performance using both the GAAP and non-GAAP measures.

For fiscal 2006, the Tru-Stone purchase accounting inventory charge occurs for only a finite period subsequent to the date of acquisition based upon highly predictable inventory turns. Similarly, the Evans retention bonus and shutdown reserves relate to a non-recurring move of operations from South Carolina to the Dominican Republic. Although the Company acknowledges that there is no assurance that such items will not occur in the future, the Company believes that the retention bonuses and shutdown reserves for Evans are unusual within the normal context of the Company’s operations and showing their impact provides the reader with additional information to understand the Company’s results.

The fiscal 2005 items represent various sales of assets. The gains realized on the sale of these assets are not considered by the Company to be part of the Company’s core business or operations; accordingly, the Company believes it is important for the reader to understand the impact of these items on the Company’s net income as reported under GAAP. Additionally, management considers this information related to non-core activities in evaluating the economic substance derived from non-core activities and the impact of such activities on the Company’s strategic plan.

Net Income (Loss) per share The following table summarizes the after tax effect of the sales in fiscal 2005 and the CMM investigation, plant relocations, and LIFO inventory liquidation benefits in fiscal 2004:

	2005		2004
	$000	Per shr	$000	Per shr
Net income (loss) as reported	$4,029	$0.61	$(2,352)	$(0.35)
Remove certain items:
Sale of Elmhurst, IL facility	(1,047)	(0.16)
Sale of CMM division assets	(453)	(0.07)
Sale of Skipton plant	(662)	(0.10)
CMM inventory and investigation			2,883	0.43
Plant relocations			620	0.09
LIFO inventory reductions			(980)	(0.15)

Net income (loss) excluding certain items (non-GAAP)	$1,867	$0.28	$171	$0.02

The above table is designed to provide the reader a better understanding of certain items which are not necessarily part of the Company’s core business.

The fiscal 2005 items are discussed above. The Company also separately considered the 2004 restructuring charges in evaluating their fiscal 2004 financial results and believes that the retention bonuses and shutdown reserves for the 2004 Plant relocations, which represented severance, training and relocation/closure expenses for its Skipton, England and Alum Bank, Pennsylvania manufacturing facilities are unusual within the normal context of the Company’s core business. Although the impact of these charges are immediate, both from a GAAP basis and a cash flow basis, management considers them to be longer term investments the Company is making to achieve and maintain consistent profitability. The Company believes that the financial impact of these items will disappear within a near-term finite period.

Finally, although the Company believes that the items separately presented in the tables above are unusual in nature, there is no assurance that similar items will not occur in the future.

2.	Comment:
Financial Statements
Note 10 - Common Stock, page 41
We have reviewed your response to comment ten. Please also disclose pro forma net income as if the fair-value-based method had been applied to all awards as required by paragraph 84 of SFAS 123R.

Response:
The Company notes the comment. The following adds the pro-forma net income as is the fair-value-based method had been applied to all awards:

	Year Ended June
	2006	2005	2004

Information as Reported:
Compensation costs related to share-based payment awards to employees ($000)	$62	-	-
Net Income ($000)	$(3,782)	$4,029	$(2,352)
Basic earnings per share ($/share)	(.57)	.61	(.35)
Diluted earnings per share ($/share)	(.57)	.61	(.35)

Information calculated as if fair value method had applied to all awards
Compensation costs related to share-based payment awards to employees, net of related tax effects ($000)	-	$44	$38
Pro-forma Net Income	-	$3,985	$(2,390)
Pro-forma basic earnings per share ($/share)	-	.60	(.36)
Pro-forma diluted earnings per share ($/share)	-	.60	(.36)

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By: Randall J. Hylek
Treasurer and CFO

CC: Kim O’Connor, Grant Thornton LLP
 Steve Wilcox, Ropes & Gray LLP
 John Storm, Ropes & Gray LLP